To the Holders of

CorTS Trust for JC PENNY Debentures Certificates, Series 1999-1 CUSIP: 220803100

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as, Trustee for the CorTS Trust for JC Penney Debentures Certificates, Series 1999-1, hereby gives notice with respect to the
Distribution occurring on September 1, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per 1,000 $25 units thereof securities, is as set forth below:

Principal         Interest                Total Distribution
$0.0              953.125                 953.125

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $100,000,000.00 aggregate principal amount of JC Penney Debentures Due 2097 (the "Term Assets") are held for the above trust. The Term Assets are currently rated A3 by Moody's Investors Service, Inc. and A by Standard and Poor's Ratings Group.

5.   The Aggregate  Certificate  Prinicipal  Balance of the  Certificates at the
     close  of  business  on  the  Distribution   Date  is  units   representing
     $100,000,000.00.

                  U.S. Bank Trust National Association

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